

October 30, 2014

Via E-mail
Peter Tassiopoulos
Chief Executive Officer
Sphere 3D Corporation
240 Matheson Blvd. East
Mississauga, Ontario L4Z 1X1

> **Re:** **Sphere 3D Corporation**
> **Amendment No. 2 to Joint Proxy/Registration Statement on Form F-4**
> **Filed October 14, 2014**
> **File No. 333-197569**

Dear Mr. Tassiopoulos:

We have reviewed your amended filing and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   The financial statements of Tandberg Data Holdings S.à r.l. filed as Exhibit 99.2 to the Form F-4, as well as those of Overland filed as Exhibit 99.4, should be provided directly in the joint registration/proxy statement so that they are included in the document that is delivered to investors. We acknowledge that MD&A and other disclosures relating to Overland responsive to Item 17(a) of Form F-4 are already provided in the body of the filing. Please revise accordingly, or advise.

Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 22

2.   In light of the September 23, 2014 filing of Overland's Annual Report on Form 10-K for the fiscal year ended June 30, 2014, please revise the second sentence to indicate that the selected unaudited pro forma condensed combined balance sheet as of June 30, 2014

would combine the Sphere 3D unaudited consolidated balance sheet at June 30, 2014 with Overland's <u>audited</u> consolidated balance sheet at June 30, 2014.

<u>Cautionary Statement Concerning Forward-Looking Information, page 44</u>

3.   Please revise your reference to sources of additional information about material factors or assumptions to include Overland's Annual Report on 10-K for the fiscal year ended June 30, 2014, in lieu of its Annual Report on 10-K for the fiscal year ended June 30, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014.

<u>Proposal 1 – The Merger</u>

<u>Background of the Merger, page 51</u>

4.   You discuss in this section the financial model prepared by Cormark reflecting the combined companies, as well as the fairness opinion presented by Cormark to the Sphere 3D board of directors. Accordingly, please provide all of the information called for by Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A with respect to Cormark's fairness opinion. In addition, please file the fairness opinion pursuant to Item 21(c) of Form F-4 and Cormark's consent pursuant to Securities Act Rule 436.

<u>Certain Overland Prospective Financial Information, page 67</u>

5.   You have revised your filing to disclose revenue and EBITDA projections for Overland prepared by Overland's management. Please further revise to provide the information called for by Item 10(e)(1)(i) of Regulation S-K with respect to Overland's EBITDA projections, as they are non-GAAP measures.

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>

<u>Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2013</u>

<u>Overland Storage, Inc.</u>

<u>Notes to the Unaudited Pro Forma Condensed Combined Financial Statements</u>

<u>1. Basis of Presentation, page 188</u>

6.   Consistent with your September 11, 2014 response to prior comment 22 of our letter dated August 19, 2014, and the disclosure in note 1.(c) on pages 178 – 179, please revise your disclosure in the third paragraph to explain that the financial results of Overland for the year ended December 31, 2013 were derived by adding the subsequent six month interim results to the fiscal year 2013 results and deducting the comparable preceding year's six month interim results. Also, please add disclosure in the third paragraph and in note 1.(b) on page 178 to explain that Overland's financial results for the six months

ended June 30, 2014 were derived by subtracting its interim results for the six months ending December 31, 2013 from its financial results for the year ended June 30, 2014.

Exhibits

Exhibit 5.1

7.   The legality opinion references only the merger agreement dated May 15, 2014, and it was filed prior to the amendment to the merger agreement dated October 13, 2014. In addition, the second paragraph of the opinion refers to the merger consideration exchange ratio of 0.510594 shares of Sphere 3D common stock per share of Overland common stock, which ratio was modified pursuant to the October 13th amendment to the merger agreement. Accordingly, please have counsel provide an updated opinion. Please also have counsel for the respective tax opinions filed as Exhibits 8.1, 8.2 and 8.2 provide updated opinions, as each of them currently references only the May 15th merger agreement.

Exhibit 23.4

8.   We note that this consent of Independent Registered Public Accounting Firm of Collins Barrow Toronto LLP makes reference to its Independent Auditors' Report dated September 11, 2014 instead of the Independent Auditors' Report dated October 14, 2014 on page F-4. Please amend your filing accordingly.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
       Richard B. Raymer, Dorsey & Whitney LLP